   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 2001.
                                                    REGISTRATION NO. 333-      .
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           --------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.

             (Exact Name of Registrant as Specified in its Charter)

          WASHINGTON                601 WEST FIRST AVENUE           91-0609840
 (State or other jurisdiction   SPOKANE, WASHINGTON 99201-5015   (I.R.S. Employer
              of                        (509) 838-3111          Identification No.)
incorporation or organization)

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        C. PAUL SANDIFUR, JR., PRESIDENT
                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                           Robert J. Ahrenholz, Esq.
                                 Kutak Rock LLP
                       717 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 297-2400

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

          TITLE OF EACH CLASS                  AMOUNT          PROPOSED MAXIMUM      PROPOSED MAXIMUM         AMOUNT OF
          OF SECURITIES TO BE                   TO BE           OFFERING PRICE          AGGREGATE           REGISTRATION
              REGISTERED                     REGISTERED            PER UNIT        OFFERING PRICE(1)(2)        FEE(3)
Preferred Stock, Series H..............      $30,000,000             $100              $30,000,000             $7,500
Preferred Stock, Series G..............      $20,000,000             $100              $20,000,000             $5,000

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2) Includes $500,000 of preferred stock that remains unsold and is being carried forward from Registration Statement No. 333-94119 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $125 was previously paid.
(3) A filing fee of $125 was previously paid for the $500,000 of preferred stock carried forward from Registration Statement No. 333-94119 pursuant to Rule 429.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2001

                                   PROSPECTUS

[LOGO]

                  METROPOLITAN MORTGAGE & SECURITIES CO., INC.
               UP TO 200,000 SHARES OF PREFERRED STOCK, SERIES G
               UP TO 300,000 SHARES OF PREFERRED STOCK, SERIES H

    We are offering variable rate cumulative preferred stock with the following terms:

- The preferred stock is subordinate to all of our debt, including our notes and debentures, and is subordinate to our Series C, D and E preferred stock.

- Preferred stock distributions are cumulative and will be declared monthly according to a variable rate formula. The annual distribution rate will be equal to the sum of (1) the highest of the three-month U.S. Treasury Bill Rate, the ten-year constant maturity rate or the twenty year constant
   maturity rate, each as described in this prospectus, plus (2)   %. The annual
   distribution rate will never be less than 6% nor more than 14%. In addition to the annual distribution rate described above, our board of directors has
   authorized a distribution of an additional   % annually on the preferred
   stock. This additional amount may be eliminated or reduced at any time.

- Distributions on the Series H Shares will be paid in additional shares of Series H preferred stock. Distributions on the Series G Shares will be paid in cash.

-  The preferred stock has a liquidation preference of $100 per share.

- We may redeem the preferred stock, in whole or in part, at any time at a price of $100 per share plus the amount of any declared but unpaid distributions.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 11 IN THIS PROSPECTUS.

                                                              PER PREFERRED SHARE      TOTAL
                                                              -------------------   -----------
Public Offering Price.......................................          $100          $50,000,000
Maximum sales commissions*..................................             6%          $3,000,000
Maximum proceeds to Metropolitan (before expenses)..........           $94          $47,000,000

    * You will not incur a direct sales charge. Preferred stock distributions will be based on their full offering price, without deduction for sales commissions. We will reimburse our placement agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of preferred stock depend upon the terms of the sale. See "PLAN OF DISTRIBUTION."

- There currently is no trading market for the preferred stock and you should not expect one to be established in the future.

-  The preferred stock is being issued in book-entry form only.

- The placement agent maintains a list of persons willing to sell or purchase our issued and outstanding shares of preferred stock.

- We are offering the preferred stock on a continuous, best efforts basis, and there is no minimum amount of preferred stock that must be sold before we use the proceeds or terminate the offering.

- You may not purchase the preferred stock under this prospectus after January 31, 2002.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    METROPOLITAN INVESTMENT SECURITIES, INC.

               The date of this prospectus is             , 2001.

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..........................................      3

RISK FACTORS................................................     11

FORWARD-LOOKING STATEMENTS..................................     13

USE OF PROCEEDS.............................................     14

DESCRIPTION OF SECURITIES...................................     15

MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................     20

PLAN OF DISTRIBUTION........................................     21

LEGAL MATTERS...............................................     22

EXPERTS.....................................................     22

AVAILABLE INFORMATION.......................................     22

INCORPORATION OF DOCUMENTS BY REFERENCE.....................     22

                            ------------------------

    You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION CONTAINED IN THIS PROSPECTUS. BECAUSE IT IS ONLY A SUMMARY, IT IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE PREFERRED STOCK. YOU SHOULD READ BOTH THIS PROSPECTUS AND THE ATTACHED ANNUAL REPORT ON FORM 10-K OF METROPOLITAN FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                THE METROPOLITAN CONSOLIDATED GROUP OF COMPANIES

GENERAL

    Metropolitan was incorporated in the State of Washington in January 1953. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is (509) 838-3111. Metropolitan and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Metropolitan," "we" and "our" refer solely to the parent company, Metropolitan Mortgage & Securities Co., Inc.

HISTORY

    Metropolitan's controlling shareholder is C. Paul Sandifur, Jr.
Mr. Sandifur has control through his voting power over a family trust and through his direct ownership of common stock. See "Item 12" in Metropolitan's Annual Report on Form 10-K for the year ended September 30, 2000, which is attached to this prospectus. As a result of Mr. Sandifur's common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company. Collectively, these affiliated companies are referred to as "affiliated companies." The chart on the next page depicts the relationship of some of the significant companies in the Metropolitan consolidated group, which excludes affiliated companies that are not subsidiaries of Metropolitan.

BUSINESS

    The consolidated group is engaged in a nationwide business of acquiring, holding and selling receivables. These receivables include real estate contracts and promissory notes that are secured by first position liens on real estate. Historically, these receivables have been secured primarily by residential real estate. In January 2001, the consolidated group discontinued its residential mortgage loan origination activities. During 2001, the consolidated group projects expansion of the origination of loans collateralized by commercial real estate. The commercial loans originated by the consolidated group are typically collateralized by various commercial real estate properties, including multi-family properties.

    The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, equipment leases and other investments. The receivables secured by real estate are typically nonconventional because they were either financed by the sellers of the properties involved or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

    The consolidated group's capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from the sale of receivables, collateralized borrowings, receivable cash flows, the sale of annuities, the sale of debt and equity securities, the sale of real estate and securities portfolio earnings.

    The consolidated group provides services to the affiliated companies for a fee and engages in various business transactions with the affiliated companies. Metropolitan provides receivable acquisition services to the affiliated companies and to our insurance subsidiary, Western United Life Assurance Company. Metropolitan's wholly owned subsidiary, Metwest Mortgage
Services, Inc., conducts receivable collection and servicing activities for the affiliated companies, Metropolitan and Western United.

    The consolidated group owns various properties acquired through repossession and other sources. These properties are held for sale and/or development. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Metropolitan's Annual Report filed on Form 10-K for the year ended
September 30, 2000, which is attached to this prospectus.

ORGANIZATIONAL CHART
(as of December 31, 2000)

    The chart below lists the consolidated group's principal operating subsidiaries and their ownership.

                                    [CHART]

------------------------

* The remaining 3.5% of Consumers Group Holding Co., Inc. is owned by Summit Securities, Inc.

    METROPOLITAN MORTGAGE & SECURITIES CO., INC.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments, and securities offerings.

    CONSUMERS GROUP HOLDING CO., INC.: A holding company; its sole business activity is being a shareholder of Consumers Insurance Company.

    CONSUMERS INSURANCE COMPANY: Inactive property and casualty insurer; its principal business activity is being a shareholder of Western United Life Assurance Company.

    WESTERN UNITED LIFE ASSURANCE COMPANY: Metropolitan's largest subsidiary and largest company within the consolidated group; is engaged in investing in receivables and other investments principally funded by annuity contract sales and premiums from the sale of life insurance policies.

    METWEST MORTGAGE SERVICES, INC.: Performs loan origination, collection and servicing functions. It is an FHA/HUD licensed servicer and lender and is licensed as a Fannie Mae seller/servicer.

                    SUMMARY OF THE PREFERRED STOCK OFFERING


Preferred stock offering................  We are offering 200,000 shares of variable rate cumulative preferred stock, series G at $100 per share. We are also
                                          offering 300,000 shares of variable rate cumulative preferred stock, series H at $100 per share. The preferred stock will be sold in whole and fractional shares. There is no minimum
                                          amount of preferred stock that must be sold before we use the proceeds or terminate the offering. The preferred stock will be issued in book-entry form only.

Ranking.................................  The Series G preferred stock ranks equally with the Series H preferred stock as to dividends and liquidation preferences.
                                          Both Series G and H preferred stock rank junior to our
                                          outstanding preferred stock, Series C, D and E, as to
                                          dividends and liquidation preferences. All of our preferred stock ranks junior to all of our outstanding debts, including our outstanding notes and debentures. The Series G and H
                                          preferred stock rank senior only to our outstanding common stock.

Distributions...........................  We will pay distributions on the preferred stock on a cumulative basis from the date the shares are issued. When we make distributions, they will be paid monthly at the annual distribution rates described in "DESCRIPTION OF
                                          SECURITIES--Distributions."

                                          Distributions on the Series G preferred stock will be paid in cash. Distributions on the Series H preferred stock will be paid in additional shares of Series H preferred stock. The distributions in Series H preferred stock will be issued in the ratio of one share of Series H preferred stock for each
                                          $100 of dividends paid on the Series H preferred stock.


Liquidation Rights......................  If we liquidate Metropolitan, you will have a right to receive a liquidation preference of $100 per share, plus declared and unpaid distributions. Your liquidation rights will be paid only after all of our debts, including our outstanding
                                          debentures and Series C, D and E preferred shareholders, are paid. Your liquidation rights will be paid before any
                                          liquidating distributions to the common stockholders.

Redemption upon request of holder.......  We may consider a written shareholder request you make to have your shares redeemed. We will generally not consider a request to redeem shares unless they have been listed for sale on
                                          Metropolitan Investment Securities, Inc.'s trading list for at least 60 days. We are under no obligation to redeem your
                                          shares of preferred stock, and each share may not be redeemed until 3 years after the date of original issuance of that
                                          share, except in the case of death or major medical emergency.
                                          Our decision whether or not to redeem your shares will depend, in part, on our financial condition and our liquidity position at the time. Any shares that we do redeem will be redeemed at a price per share that is determined by our board of directors in its discretion, and will include any declared but unpaid distributions. This price may be less than your original $100 per share purchase price.

Redemption upon call by Metropolitan....  We can redeem any or all shares of the preferred stock if we provide you with notice at least 30 but not more than 60 days prior to redemption by mail. If we decide to redeem your
                                          shares, you will be paid $100 per share plus the amount of any declared but unpaid distributions as of the date fixed for redemption. We will not redeem a share at our option until 3 years after the date of original issuance of that share.

Voting Rights...........................  Your voting rights will be limited to two situations. First, you will have those voting rights expressly granted by the laws of the State of Washington. Second, you will have voting rights if the distributions payable to you on your preferred stock remain unpaid for a period of time that equals
                                          twenty-four monthly distributions.

Federal income tax considerations.......  If we earn a profit on a tax accounting basis during any future year, any earnings or profits that we distribute to you will be taxable. If we incur a loss on a tax accounting basis, the distributions will be a return of capital and not taxed, but will reduce your basis in your shares. We cannot predict whether we will have future distributions, or whether those distributions will be taxable to you. You are encouraged to consult your own tax advisors about whether the distributions you will receive will be taxable income.


Use of proceeds.........................  We will use the proceeds from the sales of the preferred stock
                                          (1) to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies, and then to
                                          (2) the development of real estate we currently hold or
                                          acquire in the future. We may also use the proceeds to pay principal and/or interest due on debentures and notes, pay preferred stock dividends and for general corporate purposes.

Risk factors............................  Purchasing the preferred stock involves risks. You should review the risks described in this prospectus and those
                                          described in the attached Annual Report on Form 10-K of
                                          Metropolitan before you invest in the preferred stock. See
                                          "RISK FACTORS" for a discussion of the risks associated with investing in the preferred stock.

                                 CAPITALIZATION

    The following table shows the capitalization of the consolidated group at December 31, 2000.

                                                                 AMOUNT
                           CLASS                              OUTSTANDING
                           -----                              ------------
DEBT PAYABLE:

  Note payable to Federal Home Loan Bank of Seattle,
    interest rates ranging from 7.27% to 7.48%; maturity
    dates ranging from March 2005 to March 2015;
    collateralized by $70,500,000 of mortgage-backed
    securities..............................................  $ 22,000,000
  Note payable to Old Standard Life Insurance Company;
    interest at 10.50% per annum; due June 30, 2005;
    collateralized by commercial land located in Pasco,
    Washington..............................................     4,500,000
  Note payable to IDS Life Insurance Company, interest at
    7.04% per annum; due August 1, 2019; collateralized by
    Metropolitan Financial Center located in Spokane,
    Washington..............................................    11,737,664
  Real estate contracts and mortgage notes payable, interest rates ranging from 5% to 11.6% per annum, due through
    2026; collateralized by senior liens on certain of the
    Company's real estate contracts, mortgage notes and real
    estate held for sale....................................     1,950,753
  Accrued interest payable..................................       160,454
                                                              ------------
    Total Debt Payable......................................    40,348,871
                                                              ------------

DEBENTURE BONDS:
  Notes, maturing in 2004, at 9%............................    25,000,000
  Investment Debentures, Series III maturing in 2000 to
    2010, at 5.5% to 11%....................................   144,623,136
  Investment Debentures, Series II maturing in 2000 to 2002,
    at 5.5% to 11%..........................................    61,928,611
  Installment Debentures Series I, maturing in 2000 to 2007
    at 7.5% to 10.25%.......................................        14,186
  Compound and accrued interest.............................    21,072,132
                                                              ------------
    Total Debenture Bonds...................................   252,638,065
                                                              ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock...........................................    16,837,593
  Common Stock..............................................       218,250
  Additional paid-in capital................................    31,668,868
  Accumulated comprehensive loss............................   (10,571,193)
  Retained earnings.........................................    12,327,699
                                                              ------------
    Total Stockholders' Equity..............................    50,481,217
                                                              ------------
    Total Capitalization....................................  $343,468,153
                                                              ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data shown below as of September 30, 2000 and 1999 and for the years ended September 30, 2000, 1999 and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan's Form 10-K for the year ended September 30, 2000, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1998, 1997 and 1996 and for the years ended September 30, 1997 and 1996, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from consolidated financial statements not included elsewhere in this prospectus. The summary consolidated financial data shown below as of and for the three months ended December 31, 2000 and 1999, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, the Metropolitan's Form 10-Q for the quarter ended December 31, 2000, which is incorporated by reference and attached to this prospectus.

                                         THREE MONTHS ENDED
                                            DECEMBER 31,                            YEAR ENDED SEPTEMBER 30,
                                       -----------------------   --------------------------------------------------------------
                                          2000         1999         2000         1999         1998         1997         1996
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues.............................  $   33,921   $   38,901   $  171,422   $  165,008   $  155,815   $  155,135   $  156,672
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Income (loss) before minority
  interest...........................      (4,262)      (1,777)      (7,598)  $   16,593   $   10,453   $    9,791   $    8,146
Income (loss) allocated to minority
  interests..........................          12          (18)          (3)        (318)        (126)        (123)        (108)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income (loss)....................      (4,250)      (1,795)      (7,601)      16,275       10,327        9,668        8,038
Preferred stock dividends............      (1,161)      (1,076)      (4,553)      (3,642)      (3,732)      (4,113)      (3,868)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income (loss) applicable to common
  stockholders.......................      (5,411)      (2,871)  $  (12,155)  $   12,633   $    6,595   $    5,555   $    4,170
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges...          (1)          (1)          (1)        1.12         1.75         1.77         1.46
Ratio of earnings to fixed charges
  and preferred stock dividends......          (1)          (1)          (1)          (1)        1.37         1.31         1.14

PER COMMON SHARE DATA:
Basic and diluted income (loss) per
  share applicable to common
  stockholders(2)....................  $  (55,789)  $  (22,252)  $ (103,006)  $   97,933   $   50,728   $   42,733   $   32,073
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average number of common
  shares outstanding.................          97          129          118          129          130          130          130
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Cash dividends per common share......  $      600   $      600   $    2,400   $    2,400   $    1,200   $       --   $       --
                                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
CONSOLIDATED BALANCE SHEET DATA:
Total assets.........................  $1,150,261   $1,174,144   $1,141,554   $1,230,957   $1,226,665   $1,112,389   $1,282,659
Debentures, line of credit advances,
  other debt payable and securities
  sold, not owned....................  $  292,987   $  276,259   $  288,346   $  336,233   $  323,908   $  190,131   $  363,427
Stockholders' equity.................  $   50,481   $   68,886   $   56,858   $   71,704   $   58,757   $   54,113   $   46,343

------------------------

(1) Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $7.9 million and $4.1 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $17.4 million and $0.8 million for the years ended September 30, 2000 and 1999, respectively. The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.37, 1.31 and 1.14 for the years ended September 30, 1998, 1997 and 1996, respectively.

    Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient by approximately $7.5 million and $5.5 million for the three-month periods ended
    December 31, 2000 and 1999, respectively, and $20.2 million and $0.4 million for the years ended September 30, 2000 and 1999, respectively. The ratio of earnings to fixed charges and preferred dividends for Metropolitan alone was 1.10, 1.01, and 1.11 for the years ended
    September 30, 1998, 1997, and 1996, respectively.

    Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $6.8 million and $3.1 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $12.8 million for the year ended September 30, 2000. The consolidated ratio of earnings to fixed charges excluding preferred dividends was 1.12, 1.75, 1.77 and 1.46 for the years ended September 30, 1999, 1998, 1997 and 1996, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was insufficient by approximately $6.4 million and $4.4 million for the three-month periods ended December 31, 2000 and 1999, respectively, and $15.6 million for the year ended September 30, 2000. The ratio of earnings to fixed charges excluding preferred stock dividends for Metropolitan, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 1.13, 1.40, 1.36, and 1.48 for the years ended September 30, 1999, 1998, 1997 and 1996, respectively.

(2) Earnings (loss) per common share, basic and diluted, are computed by deducting preferred stock dividends from net income (loss) and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

                                  RISK FACTORS

    WHEN DECIDING WHETHER OR NOT TO PURCHASE THE PREFERRED STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS CONTAINED IN THE SECTION ENTITLED "BUSINESS OVERVIEW--FACTORS AFFECTING FUTURE OPERATING RESULTS" OF METROPOLITAN'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2000, INCORPORATED INTO AND ATTACHED TO THIS PROSPECTUS. YOU SHOULD ALSO CONSIDER THE FOLLOWING RISKS ASSOCIATED WITH AN INVESTMENT IN THE PREFERRED STOCK:

    WE WILL RELY, IN PART, ON OUR SUBSIDIARIES TO MAKE PAYMENTS TO US IN ORDER FOR US TO MAKE PAYMENTS ON THE SERIES G PREFERRED STOCK.

    We depend, in part, on our subsidiaries to make cash payments to us to meet our payment obligations, including our obligation to pay holders of Series G preferred stock. We and our subsidiaries combined may not generate earnings sufficient to enable us to meet our payment obligations. We have no agreements that prevent our subsidiaries from incurring obligations that restrict our subsidiaries' ability to make payments to us. At September 30, 2000, approximately 77% of the Metropolitan consolidated group's assets were held by our insurance company subsidiaries. To use money for dividends, these insurance companies must obtain permission from the insurance commissioner in their state of domicile. If our subsidiaries stopped making payments to us, we may be unable to pay cash dividends on the Series G preferred stock.

    OUR EARNINGS HAVE BEEN INSUFFICIENT TO COVER FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE LAST TWO FISCAL YEARS, WHICH, IF CONTINUED, COULD RESULT IN OUR INABILITY TO PAY YOU THE FULL AMOUNTS YOU ARE ENTITLED TO ON YOUR PREFERRED STOCK.

    Our consolidated net income for the fiscal years ending September 30, 1999 and 2000 was insufficient to cover fixed charges, including preferred stock dividend requirements. The elimination of non-recurring income items would have increased this insufficiency and would also have created an insufficiency in 1998. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our investment debentures and preferred stock, or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of debentures and preferred stock or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to on your preferred stock.

    METROPOLITAN HAS RECENTLY SHIFTED ITS BUSINESS FOCUS AWAY FROM RESIDENTIAL MORTGAGE LOAN ORIGINATIONS AND SECURITIZATIONS, WHICH COULD RESULT IN DECREASED EARNINGS AND ILLIQUIDITY, CAUSING US TO HAVE INSUFFICIENT FUNDS TO PAY YOU THE AMOUNTS DUE ON YOUR PREFERRED STOCK.

    Metropolitan recently shifted its business focus away from investing in the origination of residential mortgage loans. Metropolitan has also shifted away from using the securitization of receivables as a source of liquidity. These shifts could result in an earnings risk and a lack of liquidity for Metropolitan. If Metropolitan's earnings are reduced, we may not have sufficient funds to pay you the full amounts you are entitled to on your preferred stock.

    WE CAN ISSUE MORE COMPANY SECURITIES.

    The Statements of Rights, Designations and Preferences of Variable Rate Cumulative Preferred Stock Series G and Series H define your rights in the preferred stock. These statements do not restrict our ability to issue additional debt, preferred stock or other equity securities in our company, including securities that may be senior in right of payment to the preferred stock. If we issue securities senior to the preferred stock and subsequently become insolvent, you may not receive the full amounts owed to you on the preferred stock.

    YOUR LIQUIDATION RIGHTS WILL BE JUNIOR TO METROPOLITAN'S OUTSTANDING DEBT, OUTSTANDING SERIES C, D AND E PREFERRED STOCK AND THE LIABILITIES OF OUR SUBSIDIARIES.

    If we liquidate, we must pay all of our outstanding debt before we can make any distributions to you. In addition, the liabilities of our subsidiaries must be paid before we can use those assets to pay liquidation distributions to preferred stock shareholders. The Series G and H preferred stock are junior in right of payment to our outstanding Series C, D and E preferred stock. Therefore, if we liquidate, the Series C, D and E shareholders will receive their full liquidation rights before any liquidation amounts are distributed on the Series H and G shares. If after the Series C, D and E preferred stock is paid in full there is not enough money to distribute to all Series G and Series H preferred shareholders for their entire respective liquidation rights, you will share the shortfall with the other Series G and Series H preferred shareholders in proportion to your respective liquidation rights.

    PREFERRED STOCK IS NOT A LIQUID INVESTMENT BECAUSE THERE IS NO ESTABLISHED TRADING MARKET.

    The preferred stock is not listed for trading on a stock exchange. We do not anticipate listing the preferred stock on any stock exchange or that an independent public market for the preferred stock will develop. You should consider your needs for liquidity before investing in the preferred stock.

    TRADING LIST DOES NOT GUARANTEE A MARKET FOR THE PREFERRED STOCK.

    Metropolitan Investment Securities, Inc. maintains a trading list of persons willing to sell or purchase outstanding shares of our preferred stock in order to facilitate the matching of buyers and sellers in the secondary market. However, we can not assure you that this list will continue to operate or that it will provide you a means to sell your shares.

    THE SERIES H PREFERRED STOCK DOES NOT PAY DIVIDENDS IN CASH.

    Distributions on the Series H preferred shares will be paid in additional shares of Series H preferred stock at the rate of one share of Series H preferred stock per $100 of distributions. Therefore, you will not receive any cash distributions on the Series H preferred stock. In order to receive cash for your investment in Series H shares you must either sell Series H shares or have them redeemed under one of the limited circumstances for redemption by Metropolitan described in this prospects. This risk is further heightened due to the absence of an established and efficient trading market to sell the shares. You should consider your needs for periodic payments in cash before investing in the Series H preferred stock.

    OUR DISCRETIONARY REDEMPTION OPTION DOES NOT GUARANTEE YOU THE ABILITY TO HAVE YOUR SHARES REDEEMED BY US.

    Under our discretionary redemption option, we are under no obligation to redeem your shares. You should not rely on this option as a guarantee that you will be able to have us reacquire your shares.

    THE PREFERRED STOCK HAS LIMITATIONS ON REDEMPTION AND RESTRICTIONS ON DISTRIBUTIONS.

    If we have not paid cumulative distributions to all preferred shareholders, we cannot purchase or offer to exchange your shares unless we make the same offer to all preferred shareholders. We will not make distributions to you unless the cumulative distributions have been made to all other holders of preferred stock.

    BECAUSE THE PREFERRED STOCK IS STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES, YOU MAY NOT BE FULLY REPAID IF WE BECOME INSOLVENT.

    Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the preferred stock and our outstanding debt securities. As a result, the preferred stock and all of our debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. We do not have any agreements that prevent our subsidiaries from incurring debt or issuing preferred stock in the future. As a holder of preferred stock, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, preferred stockholders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the preferred stock.

    EXTRAORDINARY CORPORATE EVENTS COULD ELIMINATE THE LIQUIDATION RIGHTS OF THE HOLDERS OF PREFERRED STOCK.

    Your preferences in liquidation could be adversely effected if we have an asset sale, a capital restructuring, a merger, a reorganization or a bankruptcy. If one of these events occurs, your rights may be compromised by a negotiation between all interested parties or by a court determination and you may not receive the full amounts owed to you upon liquidation.

    LACK OF VOTING CONTROL OF THE COMPANY.

    You will have very few voting rights as an owner of preferred stock. The only class of stock carrying full voting rights is the common stock.

    METROPOLITAN CAN REDEEM OR CALL THE PREFERRED STOCK AT ITS OWN DISCRETION.

    We have the option of calling or redeeming your shares at any time for $100 per share plus any declared and unpaid distributions.

    RISK OF HOLDING BOOK-ENTRY CERTIFICATES BECAUSE THERE ARE NO PHYSICAL CERTIFICATES TO TRANSFER.

    Our use of book-entry certificates for the preferred stock rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the preferred stock may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the preferred stock would be made first to the person in whose name the certificates are registered.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act and
Section 21E of the Exchange Act including in particular the statements about Metropolitan's current expectations, plans, strategies, prospects and projections about future events. Although Metropolitan believes that its statements reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these expectations, plans, strategies, prospects and projections about future events will be achieved or actually occur. Metropolitan has included important factors that could cause actual results to differ materially from the forward looking statements under the heading "Risk Factors" above and elsewhere in this prospectus, including under the headings "Business--Factors Affecting Future Operating Results" and "--Regulation" in its Annual Report on Form 10-K for the year ended
September 30, 2000,
incorporated into and attached to this prospectus. These forward-looking statements are subject to and qualified by risks, uncertainties, and assumptions about Metropolitan, including:

    - Our anticipated growth strategies;

    - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

    - Future interest rate trends, movements and fluctuations;

    - Future expenditures for purchasing receivables; and

    - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

                                USE OF PROCEEDS

    If all of the preferred stock we are offering is sold, we expect proceeds to total $50,000,000, less any shares of Series H preferred stock used to pay dividends on the Series H shares, before deducting sales commissions and other expenses. We will not receive any new proceeds for Series H shares issued as dividends on the Series H preferred stock sold in this offering. Offering expenses are estimated at $132,000 and sales commissions will be a maximum of six percent (6%) of the offering proceeds. There can be no assurance, however, that any of the preferred stock can or will be sold.

    In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this preferred stock offering (1) for funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies, and then to (2) the development of real estate we currently hold or acquire in the future. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates.

    To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing investment debentures and notes, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this preferred stock offering, we currently have an ongoing offering of our debentures. Approximately $23.9 million in principal amount of debt securities will mature between February 1, 2001 and January 31, 2002 with interest rates ranging from 6.00% to 9.75% with a weighted average of approximately 7.68% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under Item 1 in our Annual Report on Form 10-K for the year ended September 30, 2000.

    We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we do not know the total amount of preferred stock that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

    In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

                           DESCRIPTION OF SECURITIES

DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Metropolitan consists of:

    - 222 shares of Class A Common Stock, $2,250 par value,

    - 222 shares of Class B Common Stock, $2,250 par value,

    - 750,000 shares of Preferred Stock, Series A, $1 par value,

    - 200,000 shares of Preferred Stock, Series B, $10 par value,

    - 1,000,000 shares of Preferred Stock, Series C, $10 par value,

    - 1,375,000 shares of Preferred Stock, Series D, $10 par value,

    - 5,000,000 shares of Preferred Stock, Series E, $10 par value, and

    - 1,000,000 shares of Subordinate Preferred Stock, no par value.

    Of the shares authorized, 97 shares of Common A, 290,065 shares of Preferred C, 392,792 shares of Preferred D and 1,000,902 shares of Preferred E were issued and outstanding as of December 31, 2000.

DESCRIPTION OF PREFERRED STOCK

    This offering consists of 300,000 shares of variable rate cumulative preferred stock, Series H, and 200,000 shares of variable rate cumulative preferred stock, Series G. All of the outstanding shares of preferred stock and the shares of preferred stock we are offering in this prospectus, when issued and sold, will be validly issued, fully paid and nonassessable. The relative rights and preferences of preferred stock have been fixed and determined by our board of directors and are set forth in the statement of rights, designations and preferences of preferred stock applicable to each series, each duly approved by our board of directors. The preferred stock will be issued in book-entry form only.

    The following statements relating to the preferred stock are summaries, do not purport to be complete and are qualified in their entirety by reference to the statements of rights which are filed as exhibits to the registration statement that includes this prospectus. The statements of rights are also available for inspection at the principal office of Metropolitan. We encourage you to read the statements of rights as they, and not this prospectus, govern your rights under the preferred stock.

DISTRIBUTIONS

    Distributions on the preferred stock are cumulative and will be declared monthly on the first business day of the month with respect to interest accruing during the prior month, payable to shareholders of record as of the fifth calendar day of each month. Distributions on each Series G share will be paid in cash on the twentieth calendar day of each month in an amount equal to $100 per share multiplied by the distribution rate, divided by 12. Distributions on each Series H share will be paid in additional shares of Series H preferred stock on the twentieth calendar day of each month. The monthly distributions per share for Series H shares will be the number of fractional shares equal to one share multiplied by the distribution rate, divided by 12. The board of directors of Metropolitan may, in its discretion, authorize, by resolution, a higher rate for either or both Series G and Series H shares.

    The annual distribution rate cannot be less than 6% or greater than 14% per annum. The annual distribution rate will be the sum of (a) the highest of the three-month U.S. Treasury Bill rate, the ten-year constant maturity rate or the twenty-year constant maturity rate, each as described below, plus (b) percentage points ( %). Our board of directors has authorized an additional annual distribution on the Series G and Series H preferred stock of an
additional   % annually in addition to
the above annual distribution rate. This additional distribution may be eliminated or reduced at any time by our board of directors.

    The three-month Treasury Bill rate for each distribution period is based on the weekly per annum market discount rate for three-month U.S. Treasury bills. The ten-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of ten years. The twenty-year constant maturity rate for each distribution period is based on the weekly per annum average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities adjusted to constant maturities of twenty years.

    Each of the above three rates shall be calculated as the arithmetic average of the two most recent weekly per annum yields as published weekly by the Federal Reserve Board, the Federal Reserve Bank or any U.S. Government department or agency selected by Metropolitan, during the period of the 14 calendar days that begin 24 days prior to the first day of the distribution period for which the distribution rate on preferred stock is being determined.

    If any or all of these methods are unavailable, the statement of rights includes other methods to determine the distribution rate. If we determine in good faith that one or more of these rates cannot be determined for any distribution period, then the distribution rate for that period will be the
higher of whichever of the rates that can be determined, plus   percentage
points, divided by 12. If we determine in good faith that none of the rates can be determined for any distribution period, then the distribution rate in effect for the preceding distribution period will be continued for that distribution period. The distribution rate for each monthly distribution period will be calculated as promptly as practicable by Metropolitan. Metropolitan will enclose notice of the distribution rate with the mailed distribution payment check, or, in the case of Series H shares, with the notice of issuance of additional shares of Series H preferred stock paid as distributions on the Series H shares. In making the calculation, the three-month U.S. Treasury Bill rate, ten-year constant maturity rate and twenty-year constant maturity rate will each be rounded to the nearest five one-hundredths of a percentage point.

RESTRICTIONS ON DISTRIBUTIONS

    Metropolitan may not declare or pay a distribution on Series H or Series G preferred stock unless the full cumulative distribution on all Series C, D and E preferred stock, and any preferred stock that we may issue in the future ranking senior to the Series H and Series G preferred stock, has been paid. Metropolitan may not declare or pay a distribution on any share of Series H preferred stock for any distribution period unless, at the same time, a like distribution is declared and paid on all shares of Series H preferred stock previously issued and outstanding and entitled to receive distributions. Metropolitan may not declare or pay a distribution on any share of Series G preferred stock for any distribution period unless, at the same time, a like distribution is declared and paid on all shares of Series G preferred stock previously issued and outstanding and entitled to receive distributions. Distributions may only be paid from legally available funds.

    If any shares of Series H and G preferred stock are outstanding and the full cumulative distributions on all previously outstanding Series H and G preferred stock, including the preferred stock offered by this prospectus, have not been paid or declared and set apart for all past distribution periods, Metropolitan may not:

    - declare, pay or set aside for payment any distribution on the Series H and G shares, except as provided below;

    - declare or pay any other distribution upon common stock or upon any other stock ranking junior to or on a parity with the Series H and G preferred stock as to distributions or upon liquidation; or

    - redeem, purchase or otherwise acquire common stock or any other stock of Metropolitan ranking junior to or on a parity with Series H and G preferred stock as to distributions or upon liquidation for any consideration, or pay or make available any funds for a sinking fund for the redemption of any shares of that stock, except by conversion into or exchange for stock of Metropolitan ranking junior to Series H and G preferred stock as to distributions and upon liquidation.

    Notwithstanding the above, Metropolitan may declare, pay or set aside payment for:

    - distributions made in shares of common stock;

    - distributions made in shares of any other stock ranking junior to Series H and G preferred stock as to distributions and in liquidation; and

    - distributions where a like distribution is declared or paid on all shares of Series H and G preferred stock then issued and outstanding and entitled to receive distributions.

    Metropolitan may make distributions ratably on the shares of Series H and G preferred stock and shares of any stock of Metropolitan ranking on a parity with the Series H and G preferred stock with regard to the payment of distributions, in accordance with the sums which would be payable on those shares if all distributions, including accumulations, if any, were declared and paid in full. As of the date of this prospectus, no distributions on any series of Metropolitan's preferred stock were in arrears. No interest will be paid for or on account of any unpaid distributions.

LIQUIDATION RIGHTS

    If any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan occurs, the preferred stock shareholders will be entitled to receive liquidating distributions, in the amount of $100 per share plus declared and unpaid regular monthly distributions, out of the assets of Metropolitan available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any stock of Metropolitan ranking, upon liquidation, junior to preferred stock. The Series H and Series G preferred stock is junior in liquidation rights to outstanding debt of Metropolitan and outstanding shares of Series C, D and E preferred stock to the extent of its liquidation preference of $100 per share. As of December 31, 2000, the total consolidated liabilities of Metropolitan ranking senior in liquidation preference to preferred stock were approximately $312,008,000, excluding insurance company reserves. In addition, as of December 31, 2000, we had 1,683,759 shares combined of Series C, D and E preferred stock outstanding with a combined liquidation preference of $60,451,933 that ranks senior to the Series H and Series G shares. As of December 31, 2000, Metropolitan had no obligations ranking on a parity with the Series H and Series G preferred stock upon liquidation. There are no limitations on Metropolitan's ability to incur additional indebtedness or to issue additional shares of preferred stock, including preferred stock senior to the Series H and Series G preferred stock.

    The statements of rights provide that, without limitation, the voluntary sale, lease or conveyance of all or substantially all of Metropolitan's property or assets to, or its consolidation or merger with, any other corporation will not be deemed to be a liquidation, dissolution or winding up of Metropolitan. If the aggregate liquidation preference payable with respect to the Series H and G preferred stock, and any other shares of stock of Metropolitan ranking equally with the Series H and G preferred stock with respect to the distribution, are not paid in full upon any voluntary or involuntary liquidation, dissolution or winding up of Metropolitan, then the holders of Series H and G preferred stock and of these other shares will share ratably in any distribution of assets of Metropolitan in proportion to the full respective preferential amounts they are entitled to receive. After payment of the full amount of the liquidating distribution they are entitled to receive, the preferred stock shareholders will not be entitled to any further participation in any distribution of assets by Metropolitan.

REDEMPTION OF SHARES

    GENERAL. Each share of Series G or Series H preferred stock is not redeemable for three years from the date of original issuance of that share, except in the case of death or major medical emergencies as determined in Metropolitan's discretion. If cumulative distributions on preferred stock have not been paid in full, Metropolitan may not purchase or acquire any shares of preferred stock other than by a purchase or exchange offer made on the same terms to all holders of preferred stock.

    UPON CALL BY METROPOLITAN. Subject to regulatory restrictions affecting redemptions during an offering, the shares of Series H and G preferred stock are redeemable, in whole or in part, only at the option of Metropolitan at a redemption price of $100 per share plus declared and unpaid distributions to the date fixed for redemption. If fewer than all of the outstanding shares of preferred stock are redeemed, the number of shares redeemed will be determined by Metropolitan and the shares to be redeemed will be determined by any method Metropolitan, in its sole discretion, deems to be equitable.

    DISCRETIONARY REDEMPTION UPON REQUEST OF THE HOLDER. Preferred Stock is not redeemable at the option of the holder. If, however, Metropolitan receives an unsolicited written request for redemption of shares from any holder, Metropolitan may, in its sole discretion, subject to regulatory restrictions affecting redemptions during an offering, and subject to the limitations described below, consider redemption of these shares. Redemption requests, when received, are reviewed in the order received. Any shares so tendered, which Metropolitan in its discretion allows for redemption, will be redeemed by Metropolitan directly, and not from or through a broker/dealer, at a price of $99.00 per share.

    There can be no assurance that Metropolitan's financial condition will allow it to exercise its discretion to accept any request for redemption of preferred stock. Metropolitan will not redeem any Series H or Series G shares tendered for redemption:

    - if to do so would, in the opinion of Metropolitan's management, be unsafe or unsound in light of Metropolitan's financial condition, including its liquidity position;

    - if payment of interest or principal on any outstanding instrument of indebtedness is in arrears or in default; or

    - if payment of any distribution on Series C, D or E preferred stock or on shares of any stock of Metropolitan ranking at least equal with the preferred stock is in arrears as to distributions.

ABSENCE OF TRADING MARKET

    We do not anticipate listing the preferred stock for trading on any national or regional stock exchange nor do we anticipate that an independent public market for the preferred stock will develop. The placement agent for this offering, Metropolitan Investment Securities, Inc. ("MIS") maintains a trading list of persons wishing to sell shares of preferred stock. Historically, most, but not all, sales involving this trading list have been at or near the original offering price of the shares, which would be $100 with respect to the Series G and Series H shares. However, we can not assure you that you will be able to sell your shares for $100 per share, or sell shares at all, by listing them for sale on MIS's trading list. When MIS receives an order to buy shares of preferred stock, MIS will look first to the trading list to see if shares are available at or below the original public offering price. If no shares are available, then Metropolitan will sell new shares to that investor under this or a future prospectus. MIS is under no obligation to continue that policy or to maintain the trading list. MIS may change its policies and may discontinue the operation of the trading list at any time.

    With limited exceptions, Metropolitan has established a policy that all preferred shareholders, including holders of the preferred stock offered in this prospectus, must place their shares for sale on the trading list for 60 consecutive days before Metropolitan will entertain a request for redemption.

VOTING RIGHTS

    The preferred stock has no voting rights except as provided in the statements of rights, and except as required by Washington State law regarding amendments to Metropolitan's articles of incorporation that adversely affect holders of these shares as a class and requires approval of 66 and 2/3% of the outstanding shares entitled to vote.

    The statements of rights provide that holders of the Series H and G preferred stock, together with the holders of Metropolitan's other outstanding preferred stock and any other preferred stock previously authorized, voting separately and as a single class, are entitled to elect a majority of the board of directors of Metropolitan if distributions payable on any shares of preferred stock are in arrears in an amount equal to twenty-four or more full monthly distributions per share. This right will continue until all distributions in arrears have been paid in full.

SUMMARY OF PREFERRED STOCK ATTRIBUTES

    The following table shows several of the primary differences and relative rights of the various series of outstanding preferred stock of Metropolitan as of the date of this prospectus, including the preferred stock, Series G and Series H offered in this prospectus:

                               OFFERING      LIQUIDATION      REDEMPTION
SERIES                          PRICE        PREFERENCE        PRICE(1)       DISTRIBUTION RATE
------                         --------      -----------      ----------      -----------------
C............................    $ 10            $ 10           $ 9.90         Variable Rate
D............................    $ 10            $ 10           $ 9.90         Variable Rate
E-1..........................    $ 10            $ 10           $ 9.90         Variable Rate
E-2..........................    $100            $ 10(2)        $99.00         Variable Rate
E-3..........................    $100            $ 10(2)        $99.00         Variable Rate
E-4..........................    $100            $100           $99.00(3)      Variable Rate
E-5..........................    $100            $100           $99.00(3)      Variable Rate
E-6..........................    $100            $100                 (3)      Variable Rate
E-7..........................    $100            $100                 (3)      Variable Rate
G............................    $100            $100(4)        $99.00(3)      Variable Rate
H............................    $100            $100(4)        $99.00(3)     Variable Rate(5 )

------------------------------

(1) The redemption price shown is for redemptions at the request of the shareholder. For Series E-7 the redemption price for redemptions at the request of the holder is at the discretion of Metropolitan. The decision to redeem shares is also at the sole discretion of Metropolitan. In the event of a redemption at the request of Metropolitan, the redemption price per share for authorized shares of Series C, D, and E-1 preferred stock is $10 and for Series E-2 through E-7 and Series G and H preferred stock is $100.

(2) The liquidation preference for classes E-2 and E-3 is $10. In addition, Metropolitan's amended Articles of Incorporation provide that the E-2 and E-3 shareholders will receive liquidation distributions of up to $90 per share prior to any distribution to the common shareholders.

(3) Series E-4, E-5, E-6, E-7, G and H preferred stock are not redeemable during the first three years after their respective issuance except for instances of death or medical emergency.

(4) Shares of Series G and H preferred stock are subordinate in liquidation preference and right of payment to Series C through E shares.

(5) Distributions on Series H shares will be paid in additional shares of Series H preferred stock.

TRANSFER AGENT AND REGISTRAR

    Metropolitan acts as the transfer agent and registrar for all of its capital stock, including its preferred stock. A $25.00 service charge per transaction will be made for any transfer or exchange of preferred stock.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following discussion of the federal income tax consequences of distributions paid on the preferred stock is based upon the Internal Revenue Code of 1986 (the "Code"), existing Treasury Department regulations, current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and notes and existing judicial decisions. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that could significantly modify the statements in this discussion. Any of these changes may or may not be retroactive with respect to transactions effected prior to the date of the changes.

    Distributions paid to the holders of preferred stock may or may not be taxable depending, in part, on the extent to which they are made out of current or accumulated earnings and profits of Metropolitan as calculated for federal income tax purposes. In any case, dividends paid with respect to the preferred stock may be eligible for the dividends received deduction if held by corporations, as discussed below. To the extent, if any, that distributions paid by Metropolitan to the holders of preferred stock exceed current and accumulated earnings and profits of Metropolitan, these distributions will be treated first as a tax-free return of capital, reducing the holder's basis in the preferred stock, but not below zero, and thereafter, as capital gains, or ordinary gains if the preferred stock is not held by the holder as a capital asset.

    Metropolitan believes that distributions with respect to Metropolitan's preferred stock paid during the calendar years 1984 through 1992 and in 1994 were a return of capital under Section 301 of the tax code. Metropolitan has filed a Report of Nontaxable Distributions for the years 1984 through 1992 and in 1994 with the IRS. Metropolitan believes that distributions paid during 1993 and 1995 through 2000 were taxable. Metropolitan is currently unable to predict the character of its distributions for future years, but as required by the tax code, will report annually to shareholders regarding the tax character of the prior year's distributions.

    Each preferred shareholder's individual tax circumstances are unique. In addition, some of the features such as our right to call the preferred stock are common characteristics of debt obligations. Accordingly, preferred shareholders are advised to consult their own tax advisor with respect to the income tax treatment or any distribution made with respect to the preferred stock.

    Distributions paid with respect to the preferred stock, whether deemed to be dividends, return of capital, or capital gains for federal income tax purposes, will result in the same federal income tax consequences to Metropolitan as other payments of distributions. These distributions are not deductible by Metropolitan under current tax law. Additionally, distributions to foreign taxpayers are subject to special rules not discussed in this prospectus.

TAX-EXEMPT PLANS

    Tax-exempt pension or profit sharing plans may be entitled to exclude dividends with respect to the preferred stock from the calculation of unrelated business taxable income.

CORPORATE HOLDERS

    In general, corporate holders of preferred stock may exclude 70% of the dividends received on that preferred stock. This percentage may be increased to 80% if the corporate shareholder owns at least 20% of the stock of the issuer, as measured by voting power or fair market value.

    In order to qualify for the exclusion, with regard to any particular dividend, a corporate shareholder must have owned the preferred stock for at least 45 days during the 90-day period commencing 45 days prior to the ex-dividend date of the preferred stock. In some cases, this holding period may be increased. For purposes of the foregoing, a corporation will not be deemed to hold the stock for any period during which that corporation has the option to sell the stock or is otherwise protected from the risk of loss regarding the stock.

    The dividends-received deduction will be reduced with respect to debt-financed portfolio stock. In general, any stock is portfolio stock unless the holder owns at least 50% of the stock of the issuing corporation. Portfolio stock is debt-financed if any indebtedness is directly attributable to the investment in such stock.

    The ability to exclude dividends with respect to the preferred stock depends, in addition to the foregoing, on the treatment of the preferred stock as debt for federal income tax purposes. We believe, based upon the receipt of an opinion of counsel, that the preferred stock will be treated as stock, rather than debt for federal income tax purposes.

                              PLAN OF DISTRIBUTION

    The Series H and G preferred stock is being offered to the public on a continuing best efforts basis through MIS, which is an affiliate of Metropolitan. Accordingly, this offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the preferred stock. A commission in the maximum amount of 6% of the offering price will be paid by Metropolitan on most preferred stock sales. Preferred stock is offered for cash, tangible or intangible property, or other consideration which is acceptable to Metropolitan as determined in good faith by our board of directors. MIS will transmit the funds or other consideration it receives directly to Metropolitan by noon of the next business day after receipt. During the fiscal year ended September 30, 2000, MIS received commissions of $220,739 on sales of Metropolitan's preferred stock through MIS's in-house trading list, and commissions of $365,205 from Metropolitan on sales of approximately $10,904,207 of Metropolitan's preferred stock through initial issuance sales to the public.

    MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, NASD Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to render a recommendation regarding the pricing of the preferred stock offered through this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, Inc., an NASD member, stating that the offering price of the preferred stock is consistent with Roth's recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Therefore, the price offered for the preferred stock will be no higher than Roth would have independently recommended. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the preferred stock offered in this prospectus, Roth will receive $20,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $7,000.

    We have agreed to indemnify Roth against, or make contributions with respect to some liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.

    There is not now and we do not expect that there will be a public trading market for the preferred stock in the future. MIS does not intend to make a market for the preferred stock. Metropolitan, through MIS, undertakes to maintain a list of persons willing to sell or purchase outstanding shares of preferred stock.

    MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of preferred stock sold by those dealers.

    Sales of preferred stock will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

                                 LEGAL MATTERS

    The legality of the preferred stock being issued in this prospectus is being passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus by reference to the Annual Report of Metropolitan Mortgage & Securities Co., Inc. on Form 10-K for the year ended September 30, 2000 have been incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

    We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the preferred stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following document filed with the SEC is incorporated in this prospectus by reference:

    Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 2000.

    Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended December 31, 2000.

    Current Report on Form 8-K of Metropolitan dated January 8, 2001.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc.,
P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

                   METROPOLITAN MORTGAGE SECURITIES CO., INC.

                                     [LOGO]

               UP TO 200,000 SHARES OF PREFERRED STOCK, SERIES G

               UP TO 300,000 SHARES OF PREFERRED STOCK, SERIES H

                                ----------------

                                   PROSPECTUS
                                ----------------

                                  ______, 2001

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:    Other Expenses of Issuance and Distribution

SEC Registration Fee........................................  $ 12,500
NASD Filing Fee.............................................     5,500
Independent Underwriter Fee and Expenses....................    20,000
Accounting Fees and Expenses(1).............................    20,000
Legal Fees and Disbursements(1).............................    42,000
Printing Expenses(1)........................................    30,000
Miscellaneous Expenses(1)...................................     2,000
                                                              --------
Total Expenses..............................................  $132,000
                                                              ========

------------

       (1) Estimated

Item 15:    Indemnification of Directors and Officers

           Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16.    Exhibits

(a)  Exhibits

     1.01       Selling Agreement between Metropolitan and Metropolitan
                Investment Securities, Inc.

     1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment
                Securities, Inc. and Roth Capital Partners, Inc. with respect to the preferred stock to be registered.

     1.03       Form of Pricing Recommendation Letter of Roth Capital
                Partners, Inc. with respect to the preferred stock to be registered.

     4.01*      Statement of Rights Designations and Preferences of
                Series H Preferred Stock.

     4.02*      Statement of Rights Designations and Preferences of
                Series G Preferred Stock.

     5.01 Opinion of Kutak Rock LLP as to the validity of the preferred stock.

     8.01*      Opinion of Kutak Rock LLP as to tax matters.

     10.01      Employment Agreement between Metropolitan and Michael Kirk
                (Incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8,
                1998).

     10.02      Employment Agreement between Metropolitan and William D.
                Snider (Incorporated by reference to Exhibit 10(c) to Metropolitan's Quarterly Report on Form 10-Q filed May 20,
                1999).

     10.03      Reinsurance Agreement between Western United Life Assurance
                Company and Old Standard Life Insurance Company
                (Incorporated by reference to Exhibit 10(d) to Metropolitan's Annual Report on Form 10-K filed January 8,
                1998).

     10.04 Master Repurchase Agreement (Incorporated by reference to exhibit 10(f) to Metropolitan's Form 10-Q for the fiscal quarter ended June 30, 1998.)

     10.05 Amendment No. 1 to the Master Repurchase Agreement, dated as of May 26, 1998 (Incorporated by reference to Exhibit 10.2 to Metropolitan's Current Report on Form 8-K dated
                September 27, 2000.)

     10.06 Amendment No. 1(a) to the Master Repurchase Agreement, dated as of October 8, 1998 (Incorporated by reference to Exhibit 10.3 to Metropolitan's Current Report on Form 8-K dated September 27, 2000.)

     10.07 Amendment No. 2 to the Master Repurchase Agreement, dated as of March 8, 1999 (Incorporated by reference to Exhibit 10.4 to Metropolitan's Current Report on Form 8-K dated
                September 27, 2000.)

     10.08 Amendment No. 3 to the Master Repurchase Agreement, dated as of February 11, 2000 (Incorporated by reference to Exhibit 10.5 to Metropolitan's Current Report on Form 8-K dated September 27, 2000.)

     10.09 Amendment No. 5 to the Master Repurchase Agreement, dated as of September 27, 2000 (Incorporated by reference to Exhibit 10.6 to Metropolitan's Current Report on Form 8-K dated September 27, 2000.)

     12.01 Statement of computation of ratio of earnings to fixed charges and preferred stock dividends (Incorporated by reference to Exhibit 12 to Metropolitan's Form 10-Q for the fiscal quarter ended December 31, 2000).

     23.01      Consent of PricewaterhouseCoopers LLP, Independent
                Accountants.

     23.02      Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                8.01).

     24.01      The Power of Attorney, included on Page II-4 of the
                Registration Statement, is incorporated herein by reference.

------------

       *   To be filed by amendment.

Item 17.    Undertakings

    (a) The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the
                Securities Act of 1933, as amended (the "Act");

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

       (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 21st day of February, 2001.

                                                      METROPOLITAN MORTGAGE & SECURITIES CO., INC.

                                                      /s/ C. Paul Sandifur, Jr.
                                                      ------------------------------------------------
                                                      C. Paul Sandifur, Jr., President

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                   TITLE                         DATE
                ---------                                   -----                         ----
/s/ C. Paul Sandifur, Jr.                   President, Chief Executive Officer and  February 21, 2001
---------------------------------           Chairman of the Board
C. Paul Sandifur, Jr.                       (Principal Executive Officer)

/s/ William D. Snider                       Chief Financial Officer                 February 21, 2001
---------------------------------           (Principal Accounting Officer)
William D. Snider

/s/ Reuel Swanson                           Secretary and Director                  February 21, 2001
---------------------------------
Reuel Swanson

/s/ Irv Marcus                              Director                                February 21, 2001
---------------------------------
Irv Marcus

/s/ John T. Trimble                         Director                                February 21, 2001
---------------------------------
John T. Trimble

                                 EXHIBIT INDEX

      EXHIBITS
---------------------
         1.01           Selling Agreement between Metropolitan and Metropolitan
                        Investment Securities, Inc.

         1.02* Agreement to Act as "Qualified Independent Underwriter," between Metropolitan, Metropolitan Investment
                        Securities, Inc. and Roth Capital Partners, Inc. with respect to the preferred stock to be registered.

         1.03           Form of Pricing Recommendation Letter of Roth Capital
                        Partners, Inc. with respect to the preferred stock to be registered.

         4.01*          Statement of Rights Designations and Preferences of
                        Series H Preferred Stock.

         4.02*          Statement of Rights Designations and Preferences of
                        Series G Preferred Stock.

         5.01 Opinion of Kutak Rock LLP as to the validity of the preferred stock.

         8.01*          Opinion of Kutak Rock LLP as to tax matters.

        10.01           Employment Agreement between Metropolitan and Michael Kirk
                        (Incorporated by reference to Exhibit 10(b) to Metropolitan's Annual Report on Form 10-K filed January 8,
                        1998).

        10.02           Employment Agreement between Metropolitan and William D.
                        Snider (Incorporated by reference to Exhibit 10(c) to Metropolitan's Quarterly Report on Form 10-Q filed May 20,
                        1999).

        10.03           Reinsurance Agreement between Western United Life Assurance
                        Company and Old Standard Life Insurance Company
                        (Incorporated by reference to Exhibit 10(d) to
                        Metropolitan's Annual Report on Form 10-K filed January 8,
                        1998).

        10.04 Master Repurchase Agreement (Incorporated by reference to exhibit 10(f) to Metropolitan's Form 10-Q for the fiscal quarter ended June 30, 1998.)

        10.05           Amendment No. 1 to the Master Repurchase Agreement, dated as of May 26, 1998 (Incorporated by reference to Exhibit 10.2 to Metropolitan's Current Report on Form 8-K dated
                        September 27, 2000.)

        10.06           Amendment No. 1(a) to the Master Repurchase Agreement, dated as of October 8, 1998 (Incorporated by reference to
                        Exhibit 10.3 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000.)

        10.07           Amendment No. 2 to the Master Repurchase Agreement, dated as of March 8, 1999 (Incorporated by reference to Exhibit 10.4 to Metropolitan's Current Report on Form 8-K dated
                        September 27, 2000.)

        10.08           Amendment No. 3 to the Master Repurchase Agreement, dated as of February 11, 2000 (Incorporated by reference to
                        Exhibit 10.5 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000.)

        10.09           Amendment No. 5 to the Master Repurchase Agreement, dated as of September 27, 2000 (Incorporated by reference to
                        Exhibit 10.6 to Metropolitan's Current Report on Form 8-K
                        dated September 27, 2000.)

        12.01           Statement of computation of ratio of earnings to fixed
                        charges and preferred stock dividends (Incorporated by
                        reference to Exhibit 12 to Metropolitan's Form 10-Q for the fiscal quarter ended December 31, 2000).

        23.01           Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.

        23.02           Consent of Kutak Rock LLP (included in Exhibits 5.01 and
                        8.01).

        24.01           The Power of Attorney, included on Page II-4 of the
                        Registration Statement, is incorporated herein by reference.

------------------------

*   To be filed by amendment.